Filed by STERIS plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: STERIS Limited

Filer’s SEC File No.: 001-37614

Date: November 13, 2018

Dear STERIS Associates:

In conjunction with announcing our financial results for the quarter (link to the news release), we also announced our intention to redomicile STERIS from the U.K. to Ireland, a plan that depends upon shareholder and other approvals.

We imagine you may have a few questions. We would like to provide more context:

Why we are doing this?

In November of 2015, STERIS completed its combination with Synergy Health and redomiciled its parent company in the U.K. At that time, we established a corporate structure that was designed to benefit from being a resident of a European Union member nation.

However, in June of 2016, the U.K. voted, via a national referendum, to withdraw from the E.U. (“Brexit”). Brexit is scheduled to occur on March 29, 2019. The U.K. and the E.U. have been negotiating to redefine their relationship, including trade, regulatory, immigration, and tax arrangements, among many other issues.

Along with many others, we did not expect this outcome. The subsequent uncertainty surrounding Brexit puts significant benefits at risk if STERIS remains domiciled in a country that is no longer a member of the E.U.

As a result, we looked at several alternatives and determined that redomiciling to Ireland is the best path forward for STERIS to preserve the current and future benefits established at the time of the Synergy Health combination.

How will the redomiciliation and Brexit will impact our business?

The redomiciliation is not expected to materially change the day-to-day operations of our businesses. No operational restructuring will occur below the parent company level as a result of Brexit. For the vast majority of our people, it will be business as usual.

It is important to also note that the decision to move the parent company to Ireland does not mean STERIS is decreasing its commitment to our U.K. Customers and people. To the contrary, we are taking steps to ensure we are best prepared to meet the needs of our healthcare and life sciences Customers, now and in the post-Brexit future, and positioned to continue to provide new opportunities for our people.

The future relationship for medical device and pharmaceutical products regulation and trade between the U.K. and the E.U. is currently being discussed as part of the ongoing Brexit negotiations. Both sides have stated their strong desire to reach a deal that supports existing and future healthcare collaboration, including a transition period to allow business and other organizations to prepare for any changes.

The U.K. Government has stated that, in the event of a no-deal Brexit, it will recognize and accept as fit for the U.K. market CE-marked medical devices and pharmaceutical products approved and tested in the E.U. Currently the E.U. has not made a reciprocal commitment, which would involve additional testing and approval for products manufactured in the U.K. for use in the E.U.

We have established a cross-functional Brexit Working Group to monitor developments and plan for exit scenarios, including the U.K. leaving the E.U. in March 2019 with no deal. To attempt to mitigate any potential regulatory or supply chain impact of a no-deal Brexit, we have taken the following actions:

•

STERIS’s U.K. based E.U. Notified Bodies are establishing parallel authorizations in The Netherlands as certification bodies for issuance of quality system and medical device certifications under the E.U. Medical Device Directive.

•	STERIS is transitioning its E.U. Authorized Representative to Ireland from the U.K.

•	STERIS is transitioning product and chemical REACH registrations to a STERIS facility in Ireland to meet current regulatory obligations for these product categories.

•

STERIS is reviewing its Qualified Person (QP) arrangements at its U.K. Applied Sterilization Technologies facilities to ensure there will be no disruption in QP certification and release of pharmaceutical products as required by U.K. and other E.U. competent authorities.

Additionally, delivery of STERIS products to our Customers in a reliable and timely manner is central to our contingency planning for all exit scenarios with the objective of enabling our Customers to continue providing the healthcare that their patients need.

•

STERIS intends to maintain a necessary supply of manufacturing components and product inventories in our U.K. and E.U. manufacturing and distribution centers to ensure product deliveries in the immediate time period before and after March 29, 2019.

•	We will also be revising our production scheduling and transportation arrangements to ensure sufficient additional time is allotted to maintain product delivery schedules moving forward.

As negotiations continue between the U.K and the E.U., we believe it will be some time before we have a complete understanding of the changes that will take place and the resulting implications. We are committed to monitoring developments and to planning accordingly to continue to provide our Customers with the level of service they have come to expect from STERIS.

If you have any questions, please do not hesitate to speak with your supervisor.

Walt

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document, if any, in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This document may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to STERIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described in STERIS’s securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2018. Many of these important factors are outside of STERIS’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products are summaries only and should not be considered the specific terms of the product clearance or literature. Unless legally required, STERIS does not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of STERIS’s shareholders of the redomiciliation transaction, (b) any regulatory or court approvals required for the redomiciliation transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the redomiciliation transaction, (d) operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the redomiciliation transaction, (e) STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated, (f) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including, if the redomiciliation transaction is consummated, changes in tax laws that would result in STERIS Ireland being treated as a domestic corporation for United States federal tax purposes, (g) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (h) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (i) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect STERIS’s performance, results, prospects or value, (j) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (k) the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s products and services, (l) the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services, (m) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s 10-K for the year ended March 31, 2018 and other securities filings, may adversely impact STERIS’s performance, results, prospects or value, (n) the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and the Company’s ability to respond to such impacts, (o) the impact on STERIS and its operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto, (p) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts, or of recent divestitures will not be realized or will be other than anticipated, and (q) the effects of contractions in credit availability, as well as the ability of STERIS’s Customers and suppliers to adequately access the credit markets when needed.

Additional Information and Where to Find It

In connection with the issuance of ordinary shares of STERIS Ireland to STERIS shareholders pursuant to the redomiciliation transaction, both companies will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 that contains a prospectus of STERIS Ireland as well as a proxy statement of STERIS relating to the scheme of arrangement that forms a part of the redomiciliation transaction, which we refer to together as the Joint Proxy and Registration Statement on Form S-4.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY AND REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REDOMICILIATION TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REDOMICILIATION TRANSACTION, THE PARTIES TO THE REDOMICILIATION TRANSACTION AND THE RISKS ASSOCIATED WITH THE REDOMICILIATION TRANSACTION. Those documents, if and when filed, as well as STERIS’s and STERIS Ireland’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at STERIS’s website at www.steris-ir.com or by contacting STERIS Investor Relations at 440-392-7245.

Participants in the Solicitation

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Joint Proxy and Registration Statement on Form S-4. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended March 31, 2018, which was filed with the SEC on May 30, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on June 5, 2018. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy and Registration Statement on Form S-4.

STERIS is organized under the laws of England and Wales. STERIS Ireland will be organized under the laws of Ireland. Some of the officers and directors of STERIS and STERIS IRELAND are or will be residents of countries other than the United States. As a result, it may not be possible to sue STERIS, STERIS Ireland or such persons in a non-US court for violations of U.S. securities laws. It may be difficult to compel STERIS, STERIS IRELAND and their respective affiliates to subject themselves to the jurisdiction and judgment of a U.S. court or for investors to enforce against them the judgments of U.S. courts.